Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Net income from continuing operations attributable to Ameren Corporation	$102,297	$612,313
Less- Net income attributable to noncontrolling interests	(1,412)	(2,007)
Add- Taxes based on income	74,519	332,128

Net income before income taxes and noncontrolling interests	178,228	946,448
Add- fixed charges:
Interest on short-term and long-term debt (a)	134,654	518,149
Estimated interest cost within rental expense	1,975	8,341
Amortization of net debt premium, discount, and expenses	3,635	16,183
Subsidiary preferred stock dividends	2,469	9,874
Adjust preferred stock dividends to pretax basis	1,756	5,271

Total fixed charges	144,489	557,818

Less: Adjustment of preferred stock dividends to pretax basis	1,756	5,271

Earnings available for fixed charges	$320,961	$1,498,995

Ratio of earnings to fixed charges	2.22	2.68

(a)	Includes interest expense related to uncertain tax provisions.